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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

November 16, 2016

VIA EDGAR

Mr. Jeffrey Long
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549

RE:	Griffin Institutional Access Real Estate Fund
(File Nos. 333- 212073 and 811-22933)

Dear Mr. Long:

At your request, we are submitting this letter on behalf of our client, Griffin Institutional Access Real Estate Fund (the "Trust," “Fund” or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comment provided by the staff of the SEC (the "Staff") to the undersigned, in connection with the Sarbanes-Oxley review conducted by the Staff of the Registrant’s N-CSR, N-Q, N-PX, and other filings made on behalf of various series of the Registrant.

Set forth below is a summary of the Staff’s comments and the response of the Trust to each such comment.

SEC Review Comments

1.
Comment.  In the fee table, the Fund fee waiver allows for adviser to recoup certain expenses.  In the recoupment and recapture provisions of Footnote 5, the Adviser is able to recapture waived fees as of three years from the end of fiscal year the fees were waived. It is the Staff’s position that the three year period should be from the date of waiver or reimbursement.

Response.  The Registrant has modified its expense limitation agreement and corresponding disclosure to reflect that any recoupment will be from the date of the waiver or reimbursement.

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Mr. Jeffrey Long
 Securities and Exchange Commission
November 16, 2016

2.	Comment. The financials included in the 486(a) fling were from 9/30/15. Please use more recent financials if available in the 486(b), including semi-annual financials.

Response. The financials have been updated.

3.	Comment. In the 9/30/15 annual report, please include the amount of distribution that was return of capital per Section 19(a) of the 1940 Act.

Response.  The Registrant represents that going forward the disclosure will be revised as requested.

4.	Comment. We note that 85% of the Fund’s assets consist of private investments and the expense table indicates of acquired fees and expenses of 0.02%. Please confirm that is accurate.

Response. The disclosure has been revised to reflect what underlying investments are included in the AFFE line pursuant to Instruction 10(a) to Item 3 of Form N-2.

5.	Comment. Per Regulation S-x 604(15) please include commitments and contingencies going forward.

Response.  The Registrant represents that going forward the disclosure will be revised as requested.

6.	Comment. With respect to the Fund’s unfunded commitments, please represent that Fund reasonably believes it assets provide adequate coverage to satisfy its unfunded commitments.

Response. The Trust represents that it reasonably believes its assets provide adequate coverage to satisfy its unfunded commitments.

7.	Comment. Please add disclosure regarding use of leverage by the Fund.

Response.  The disclosure has been revised as requested.

8.	Comment. In the schedule of investments, include detail of REITs re type (e.g., multi-family).

Response.  The Registrant represents that going forward the disclosure will be revised as requested.

* * *

Mr. Jeffrey Long
 Securities and Exchange Commission
November 16, 2016

If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis